CALEDONIA’S BLANKET MINE RESUMES UNDERGROUND OPERATIONS AFTER SHAFT EXPANSION IS COMMISSIONED

August 14, 2007:  Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) is pleased to announce that underground mining operations resumed at its Blanket Mine in Zimbabwe on July 26, 2007.  Although the facilities have a capacity of 600 metric tons per day only 380 – 400 tpd are being produced for the time being due to power outages and shortages.

The Blanket Mine planned a shutdown of 90% of its underground operations on February 15, 2007 to allow for stripping and re-equipping of the No. 4 shaft (main production shaft) in order to complete the shaft re-equipment from 6 level down to 24 level.  This was anticipated to have taken 90 days with re-commissioning planned for June.  However this programme was delayed due to the challenging operating environment in Zimbabwe.

During the shutdown period tailings sands were transported to the mine for further gold recovery. This project was stopped in late June as the high grade tailings had been exhausted and recoveries from other lower grade tailings had become marginal due to high costs of transportation caused by excessive inflation in Zimbabwe.

Ceasing production in late June reduced the operational losses incurred by Blanket Mine during this period of low gold production.

By the end of June the shaft equipping had reached 18 level and as this was below the mid-shaft loading bins, a decision was taken to re-activate 14 level loading chute so the mine could get back to its 600 metric tons per day production level.  The further shaft equipping down to 24 level is continuing and should enable Blanket Mine to reach its production goal of 1,000 metric tons per day by the end of 2007.

For more information, please contact:

Stefan Hayden, President & CEO

Alex Buck

Jonathan Wright

Caledonia Mining

Buck-bias

Seymour Pierce

Tel: +27 11 447 2499

Tel: +44 7932 740 452

Tel: +44 20 7107 8000

Further information regarding Caledonia’s exploration activities and operations along with its latest financials may be found at www.caledoniamining.com.